MANAGEMENT INFORMATION CIRCULAR

As at May 4, 2012
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“CCM” or the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:	The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

           (a)      in the case of a company incorporated before the coming into force of the Act, a subscriber, or

           (b)      in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of CCM at nominal cost. The cost of this solicitation will be borne by CCM.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of CCM (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of CCM’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

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       (a)      STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

        (b)      BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of CCM, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of CCM knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of CCM are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to CCM are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to CCM are referred to as “OBOs”.

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In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, CCM has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly -to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by CCM or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non‑Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

CCM is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”), of which 94,442,171 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of CCM fixed May 1, 2012 as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of CCM, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of CCM.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of CCM at any time since the commencement of CCM’s last completed financial year; and
(b)	any associate or affiliate of any of the foregoing persons.

Appointment And Remuneration Of Auditor

The management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe LLP, Chartered Accountants, of 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 as auditor

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of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Smythe Ratcliffe LLP was first appointed auditor of the Company on November 20, 2008.

Election of Directors

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke British Columbia, Canada	Chairman and CEO of Canarc Resource Corp.	President, CEO and Director from Jan. 22, 1987 to Jan. 1, 2006; Chairman, CEO and Director since Jan. 1, 2006	3,592,980
Bruce Bried(4) British Columbia, Canada	Vice-President, Mining for Endeavour Silver Corp. from March 2005 to February 2007; General Manager for Kinross Gold USA Inc. from January 2004 to February 2005; Consultant from January 2002 to January 2004	Director (since June 1, 2008); President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	554,500
Derek Bullock(4) Ontario, Canada	Mining Consultant	Director since March 12, 1996	5
Leonard Harris(4) (5) Colorado, U.S.A.	Retired, former President and General Manager of Newmont Peru Ltd.	Director since June 5, 2001	465,000
William Price(4) (5) California, U.S.A.	Retired; Former Chairman, CEO and Chief Equity Investment Officer of RCM Capital Management LLC (Emeritus from 2003 to present)	Director since May 31, 2005	5,556,000

(1)	The term of office of the directors will expire at the Company’s next Annual General Meeting.
(2)	Unless otherwise stated above, each of the above‑named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4)	Member of Audit Committee.
(5)	Member of Compensation Committee.

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Statement Of Executive Compensation

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	"Named Executive Officers" or “NEOs” means the following individuals:

                  (i)      each CEO;

                  (ii)     each CFO;

                  (iii)    each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2011.

COMPENSATION DISCUSSION AND ANALYSIS

During the financial year ended December 31, 2011, the Company established a Compensation Committee comprised of independent directors Leonard Harris and William Price. The Board of directors is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Company originally adopted an incentive stock option plan in June 1993 and has most recently revised its incentive stock option plan in June 2010 in order to keep the incentive stock option plan current. The Company once again intends to seek shareholder approval at the upcoming Annual General Meeting to increase the number of shares subject to option pursuant to the Company’s incentive stock option plan.

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The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2011, were to:

(i)     Attract and retain experienced and talented executive officers;

(ii)   Inspire excellence in the performance of executive officers; and

(iii) Align shareholder and executive officer interests.

The compensation program is designed to reward performance of the NEO of the duties and responsibilities of the particular position/ attainment of the goals set for the NEO in conjunction with the strategic plan of the issuer/ extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded to the NEOs are cash salary, stock options and/or annual bonuses.

Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board of Directors for discussion and approvals, without any formal objectives, criteria and analysis.

Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board of Directors for review and approval. Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios.

Following the year ended December 31, 2011, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year.

Performance Graph

The graph below compares the yearly total cumulative shareholder return on the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for Cdn $100 for the period commencing December 31, 2006 and ending December 31, 2011.

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Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graphs assume that the initial value of the investment on the TSX Toronto Stock Exchange in the Company’s common shares and in the indice was $100 on the initial date.

Option Based Awards

As stated elsewhere herein, the Company has in place an Employee Incentive Stock Option Plan (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten (10) years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan. Management intends to seek shareholder and TSX approval to amend the Company’s Plan at the upcoming Annual General Meeting.

The process by which the Board grants option-based awards to executive officers is:

•         Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSX (the “Exchange”) during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.

•         The Board approves base salaries, annual cash incentives and stock options at the same time to facilitate consideration of target direct compensation to executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

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SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of December 31, 2011 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke, Chairman and CEO	2011 2010 2009	$35,843 $42,819 $61,680	Nil Nil Nil	$36,832 $36,970 $17,025	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$8,000 $8,000 Nil	$80,675 $87,789 $78,705
Philip Yee, CFO	2011 2010 2009	$91,339 $40,325 $81,876	Nil Nil Nil	$23,678 $22,182 $11,350	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$115,017 $62,507 $93,226
Garry D. Biles President and COO	2011 2010 2009	$199,480 $151,015 $124,347	Nil Nil Nil	$28,939 $25,879 $11,350	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$228,419 $176,894 $135,697
James Moors Vice-President, Exploration	2011 2010 2009	$103,734 $36,257 $62,018	Nil Nil Nil	$21,047 $18,485 $11,350	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$124,781 $54,742 $73,368
Gregg Wilson(8) Vice-President, Investor Relations	2011 2010 2009	$36,958 n/a n/a	Nil Nil Nil	$18,416 n/a n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$55,374 n/a n/a

Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered. Includes directors fee, as applicable.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2011.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2011 and include directors fees, as applicable, and annual bonuses for prior year’s performance
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each NEO and executive officer.
(8)	Gregg Wilson was appointed Vice-President (Investor Relations) in July 2011.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

An Incentive Stock Option Plan was created by the Company in June 1993 and periodically revised since then, with the most recent revision in June 2010 in order to keep the Company’s Incentive Stock Option Plan current. Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors. Management intends to seek shareholder approval and the approval of the TSX Toronto Stock Exchange to once again revise the Company’s Incentive Stock Option Plan at the upcoming Annual General Meeting – see heading “Amendment to Incentive Stock Option Plan” herein.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2011, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Bradford J. Cooke	200,000 750,000 400,000 300,000 500,000 350,000	$0.54 $0.46 $0.29 $0.11 $0.10 $0.135	June 15, 2012 September 26, 2012 May 15, 2013 July 14, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Philip Yee	100,000 175,000 200,000 300,000 225,000	$0.54 $0.29 $0.11 $0.10 $0.135	June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Garry Biles	50,000 200,000 200,000 350,000 275,000 200,000	$0.54 $0.29 $0.11 $0.10 $0.135 $0.74	June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016 Jan. 26, 2012	Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
James Moors	100,000 175,000 200,000 250,000 200,000	$0.54 $0.29 $0.11 $0.10 $0.135	June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Gregg Wilson	200,000 150,000 175,000 150,000 100,000	$0.10 $0.11 $0.135 $0.29 $0.54	September 8, 2015 July 15, 2014 July 6, 2016 May 15, 2013 June 15, 2012	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

Notes:

(1)	Calculated based on the difference between the closing market price of the common shares on the last trading day of the most recently completed financial year (being $0.09 on December 30, 2011) and the exercise or base price of the option.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2011, for each NEO:

Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford J. Cooke	390,000	$27,900	N/A	N/A	Nil
Philip Yee	245,000	$17,450	N/A	N/A	Nil
Garry Biles	275,000	$19,250	N/A	N/A	Nil
James Moors	220,000	$15,700	N/A	N/A	Nil
Gregg Wilson	175,000	$12,250	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Bradford J. Cooke, an NEO, is a party to a verbal agreement with the Company whereby he is re-imbursed for time spent. There are no specific terms relating to severance or notice beyond what may be provided by statute or common law. During the financial year ended December 31, 2011, Bradford J. Cooke received $35,843 in salary and $8,000 in Director’s fees from the Company for services rendered.

DIRECTOR COMPENSATION

Director Compensation Table

Each director of the Company, is paid a quarterly director’s fee of $2,000.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2011 is:

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Name(1)	Fees earned ($) (2)	Share-basedAwards ($)		Option-based awards ($) (3)		Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
		No. of Shares or Units of Shares	Value based on Grant Date Fair Value	No. of Securities Underlying Options	Value based on Grant Date Fair Value
Derek Bullock	$8,000	Nil	Nil	175,000	$18,416	Nil	Nil	Nil	$26,416
Leonard Harris	$8,000	Nil	Nil	175,000	$18,416	Nil	Nil	Nil	$26,416
William Price	$8,000	Nil	Nil	175,000	$18,416	Nil	Nil	Nil	$26,416
Bruce Bried	$8,000	Nil	Nil	175,000	$18,416	Nil	Nil	Nil	$26,416

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(4)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Derek Bullock	100,000 125,000 100,000 200,000 175,000	$0.54 $0.29 $0.11 $0.10 $0.135	June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Leonard Harris	100,000 125,000 80,000 140,000	$0.54 $0.29 $0.10 $0.135	June 15, 2012 May 15, 2013 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
William Price	100,000 125,000 100,000 200,000 175,000	$0.54 $0.29 $0.11 $0.10 $0.135	June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Bruce Bried	125,000 100,000 125,000 100,000 160,000 175,000	$0.74 $0.54 $0.29 $0.11 $0.10 $0.135	January 26, 2012 June 15, 2012 May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016	Nil Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A

Notes:

(2)	Calculated based on the difference between the closing market price of the common shares on the last trading day of the most recently completed financial year (being $0.09 on December 30, 2011) and the exercise or base price of the option.

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The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Derek Bullock	155,000	$10,550	N/A	N/A	Nil
Leonard Harris	155,000	$10,550	N/A	N/A	Nil
William Price	155,000	$10,550	N/A	N/A	Nil
Bruce Bried	155,000	$10,550	N/A	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AND PROPOSED AMENDMENT TO THE CURRENT STOCK OPTION PLAN

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in May, 2006 and approved by the shareholders of the Company at the Annual General Meetings held June 29, 2006 and June 15, 2010.

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The Company’s Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by a committee of the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 16,335,000 Common Shares, being 17.30% of the Company’s current issued and outstanding share capital (94,442,171 shares as of May 3, 2012). As previously stated, management intends to seek the approval of the TSX and the shareholders of the Company, to amend the Plan at the upcoming Annual General Meeting.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at May 3, 2012, incentive stock options to purchase up to a total of 10,844,000 common shares are outstanding (11.48% of the Company’s current issued and outstanding share capital). As at May 3, 2012, there was available for granting a total of 5,491,000 incentive stock options (approximately 5.81% of the Company’s current issued and outstanding share capital).

Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by TSX Toronto Stock Exchange (the “Exchange”) and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of a committee made up of the Board of Directors (the “Committee”);

•	The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);

•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);

•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);

•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;

•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;

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•	Options granted may have a vesting period as required by the Board on a case by case basis;

•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;

•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;

•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;

•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;

•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;

•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;

•	Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the Exchange, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and

•	The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

Ordinary Resolution to Increase Common Shares Issuable Under the Plan

Management of the Company believes that in order to accommodate a greater number of eligible employees in the Plan and to provide incentives to eligible employees, it is desirable to increase the maximum aggregate number of Common Shares which may currently be reserved for issuance under the Plan (the “Closing Reserve Balance”) from its current total of 16,335,000 shares to 18,888,434 shares. This increase would reset the percentage of shares in the Closing Reserve Balance back to approximately 20% of the Common Shares outstanding. The increase in the amount of shares reserved for issuance under the Plan would total 2,553,434 shares and require the approval of the TSE. Stock options currently granted under the Plan total 10,844,000 common share options. If the resolution is approved, up to 8,044,434 shares representing approximately 8.51% of the current issued and outstanding share capital will be available for the future grant of stock options.

At the Meeting, shareholders will be asked to approve an increase in the maximum aggregate number of Common Shares which may currently be reserved for issuance under the Plan (the “Closing Reserve Balance”) from its current total of 16,335,000 to 18,888,434 shares. In order to be approved, this ordinary resolution must be passed by a majority of votes cast at the Meeting and must receive Exchange approval. Apart from this increase there will be no changes to the Plan.

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In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of the resolution to increase the maximum aggregate number of Common Shares which may be issued upon the exercise of stock options granted under the Plan.

In the event of a negative vote by the shareholders with respect to the proposed amendment, management reserves the right to submit such resolution pertaining to the incentive stock option plan to the next general meeting of the shareholders.

Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the Company’s directors and the number of shares held in the Company.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2011.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	10,115,000 options	$0.24	6,220,000*
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,115,000 options	$0.24	6,220,000*

* As at December 31, 2011. This figure is approximate as the actual number of options available depends on many factors, including the number of options exercised and the number of options cancelled or expired since the date of shareholder approval of the Plan.

Audit Committee

The Company’s audit committee is comprised of four directors, Bruce Bried, Derek Bullock, Leonard Harris and William Price. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2011 as filed on SEDAR on March 29, 2012 (see www.sedar.com).

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Statement Of Corporate Governance Practices

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators effective June 30, 2005 and amended March 17, 2008.

The Board of Directors

The Board currently consists of five directors, of which four directors (Derek Bullock, Leonard Harris, William Price and Bruce Bried) are currently “independent” in the context of the Policy. Bradford J. Cooke is not independent because he is the Chairman of the Board and CEO of the Company. Accordingly, a majority of the board of directors is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Caza Gold Corp.
Endeavour Silver Corp.
Radius Gold Inc.

Derek Bullock	IAMGOLD Corporation

Leonard Harris	Coronet Metals Inc.
Cardero Resource Corp.
Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.
Endeavour Silver Corp.
Abzu Gold Ltd.
Golden Arrow Resources Corporation
Indico Resources Ltd.
Wealth Minerals Ltd.
Trevali Mining Corporation
Golden Alliance Resources Corp.

William Price	N/A

Bruce Bried	International Montoro Resources Inc.

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The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the board of directors of the Company. William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result in potential conflicts from his status as a non-independent Board member. Bradford J. Cooke is also a director of Caza Gold Corp.

Since January 1, 2011, the Company has held five (5) board meetings. The attendance record of the directors at the board meetings held during the financial year ended December 31, 2011 is as follows:

Name of Director	Attendance at Board Meetings
Bradford J. Cooke	5 of 5 meetings
Derek Bullock	4 of 5 meetings
Leonard Harris	4 of 5 meetings
William Price	3 of 5 meetings
Bruce Bried	4 of 5 meetings

The board of directors of the Company has not adopted a written code for the directors, officers and employees.

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Board Mandate

The Company does not have a written Board Mandate. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

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Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 29, 2012.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be established. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy. The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

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The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

The Incentive Stock Option Plan (the “Plan”) is administered by the Board. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in the fall of 2004, was US$25,000 per annum. Chartis Insurance Company of Canada has provided coverage since the fall of 2007, with premiums of $19,000 for fiscal 2012. The aggregate amount of coverage under the policy is $1,000,000 subject to retentions of $50,000, depending on the type of claim made.

Other Board Committees

At present, the Board has established an Audit Committee and a Compensation Committee (as discussed elsewhere herein). The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, or Governance Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Current financial information relating to CCM may be found on SEDAR at www.sedar.com. A securityholder may contact CCM to request copies of CCM’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in CCM’s comparative financial statements and MD&A for its most recently completed financial year.

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INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of CCM or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to CCM (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of CCM or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of CCM's last completed financial year, other than as disclosed elsewhere herein, no informed person of CCM, any proposed director of CCM or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect CCM. In December 2007, CCM’s then wholly-owned subsidiary, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of CCM. The loans were repayable on demand and had an interest rate of 9% per annum. In June 2008, CCM closed a Plan of Arrangement with Caza Gold in which Caza Gold was longer a wholly-owned subsidiary of CCM.

On June 25, 2008, CCM proceeded to close the aforementioned Plan of Arrangement (the “Arrangement”) with Caza Gold whereby approximately 83% of CCM’s interest in Caza Gold was distributed to the shareholders of CCM. Under the Arrangement, CCM transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza Gold in return for 14,346,527 shares of Caza Gold, of which CCM distributed 11,950,577 Caza Gold shares by way of a dividend in kind to CCM’s shareholders on the basis of one share of Caza Gold for every six shares of CCM held by CCM shareholders as of the dividend record date. As at December 31, 2010, CCM no longer held any shares of Caza Gold. The property interests which were transferred from the Company to Caza Gold include the Los Arrastres, Santiago and Santiago Fraction properties.

In May 2009, the Company received $62,030 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp., a company with one common director (“Caza”), at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12%, payable upon repayment, effective September 1, 2010. As at March 31, 2012, notes payable includes interest accrual of CAD$22,300 (December 31, 2011 – CAD$19,800) and loan bonus accrual of CAD$7,400 (December 31, 2010 – CAD$7,400).

In March 2012, the Company arranged demand loans of CAD$200,000 from certain directors and an officer of the Company. The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.

The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

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(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of CCM which are to any substantial degree performed by a person other than a director or executive officer of CCM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning CCM is available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of CCM and to the appropriate governmental agencies, have been approved in substance by the directors of CCM pursuant to resolutions passed as of May 3, 2012.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Canarc Resource Corp.

“Bradford J. Cooke”
Bradford J. Cooke, Chief Executive Officer